UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Timken Company

(Name of Issuer)

Common Stock, $0.00 par value

(Title of Class of Securities)

887389104

(CUSIP Number)

Ralph V. Whitworth	Debra Smith
Relational Investors, LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS 04
San Diego, CA 92130	West Sacramento, CA 95605
(858) 704-3333	(916) 414-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,616,543

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,616,543

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,616,543

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.90%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,338,672

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,338,672

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.48%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,396,338

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,396,338

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,396,338

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.50%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,736

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 56,736

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,568

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,568

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,850

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 111,850

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,348

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 54,348

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,348

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,253

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 46,253

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,253

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,874

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 65,874

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,616,543

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,616,543

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,616,543

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.90%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,616,543

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,616,543

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,616,543

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.90%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) California State Teachers’ Retirement System

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Government Pension Plan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 369,091

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 179,469

	10.	Shared Dispositive Power 189,622(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,091

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.38%

14.	Type of Reporting Person (See Instructions) EP

(1)	These shares are managed by external managers as further described in Item 5.

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the third amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 28, 2012 and amended by Amendment No.1 and No. 2 filed by the Reporting Persons with the SEC on January 18, 2013 and February 19, 2013 (the “Statement”) with respect to the common stock, $0.00 par value (the “Shares”), of The Timken Company (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 6,985,634 Shares for total consideration (including brokerage commissions) of $309 million derived from their working capital.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding the following after the final paragraph thereof:

On February 27, 2013, the Reporting Persons prepared and distributed, for discussion purposes with shareholders of the Company and other interested parties, a presentation regarding the separation of the Company’s Bearings and Steel businesses. A copy of the presentation is attached as Exhibit B.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 6,985,634 Shares, constituting approximately 7.28% of the outstanding Shares.  The percentage of Shares owned is based upon 95,937,115 Shares reported to be outstanding on January 31, 2013, as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	540,904	0.56%	Sole
MC I	3,338,672	3.48%	Sole
MC II	2,396,338	2.50%	Sole
RCP	56,736	0.06%	Sole
RFP	5,568	0.01%	Sole
RI IX	111,850	0.12%	Sole
RI XV	54,348	0.06%	Sole
RI XX	46,253	0.05%	Sole
RI XXIII	65,874	0.07%	Sole
CalSTRS	369,091	0.38%	Shared

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 540,904 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 6,075,639 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CalSTRS beneficially owns the underlying shares identified above and has sole voting authority over such shares. CalSTRS may be deemed to share the dispositive power over 189,622 shares that it beneficially owns with certain of its external asset managers.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           CalSTRS has the sole power to vote or to direct the vote of all of the Shares it beneficially owns as disclosed in item (a).  Except for 189,622 Shares, CalSTRS has the sole power to dispose or to direct the disposition of all Shares it beneficially owns as disclosed in item (a).     CalSTRS shares the power to dispose or to direct the disposition of 189,622 Shares it beneficially owns with certain of its external managers, as follows:

Name of investment manager	Number of shares

BlackRock Inc.	29,713

Phocas Financial Corporation	10,209

Delphi Management, Inc.	83,000

First Quadrant, L.P.	66,700

The principal business of BlackRock Institutional Trust Company, N.A. (“BlackRock”) is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles.  Its business address is 400 Howard Street, San Francisco, CA 94105.  BlackRock informed CalSTRS that, on January 20, 2012, BlackRock entered into an Offer of Settlement (the “Agreement”) with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BlackRock.  Without admitting or denying wrongdoing, BlackRock agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BlackRock violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a).   Blackrock also agreed to refrain from any further violations of the above-mentioned statutory provisions.  The CFTC did not allege, nor find, that any clients of BlackRock or any related affiliate were harmed in any way.  Other than the Agreement, during the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Phocas Financial Corporation (“Phocas”) is to provide investment advisory services to institutional investors.   Its business address is 980 Atlantic Avenue, Suite 106, Alameda CA 94501.  During the last five years, Phocas has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Delphi Management, Inc. (“Delphi”) is to provide investment advisory services to institutional investors.   Its business address is 50 Rowes Wharf #540, Boston, MA 02110.  During the last five years, Delphi has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of First Quadrant, L.P. (“First Quadrant”) is to provide investment advisory services to institutional investors.  Its business address is 800 E. Colorado Boulevard, Suite 900, Pasadena, CA 91101.  During the last five years, First Quadrant has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days not previously reported is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts. Except with respect to the 189,622 shares it beneficially owns with certain of its external managers as disclosed in items (a) and (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement and beneficially owned by CalSTRS.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days not previously reported.
Exhibit B – Presentation by Relational and CalSTRS regarding separation of the Company’s Bearings and Steel businesses dated February 27, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS XV, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXIII, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

		By:	/s/ Debra Smith
Debra Smith, Director of Investment Operations

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days not previously reported.

B.	Presentation by Relational and CalSTRS regarding separation of the Company’s Bearings and Steel businesses dated February 27, 2013.